

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 11, 2014

<u>Via facsimile (713) 756-2784</u>
Mr. Michael G. Long
Senior Vice President and Chief Financial Officer
1111 Bagby Street, Suite 1800
Houston, TX 77002

      Re: Sanchez Energy Corporation
              Form 10-K for the Fiscal Year ended December 31, 2012
              Filed March 18, 2013
              File No. 001-35372

Dear Mr. Long:

      We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing include the information the Securities Exchange Act of 1934 and all applicable rules require.

              Sincerely,

              /s/H. Roger Schwall

              H. Roger Schwall
              Assistant Director